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                             SECURITIES AND EXCHANGE
                                   COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                                  HADRON, INC.
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                                (NAME OF ISSUER)

                     Common Stock, par value $0.02 per share
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                         (TITLE OF CLASS OF SECURITIES)

                                   405-009-200
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                      (CUSIP Number of Class of Securities)

                            Sterling E. Phillips, Jr.
                                  Hadron, Inc.
                              5904 Richmond Highway
                                    Suite 300
                              Alexandria, VA 22303
                                 (703) 329-9400

                                    Copy To:
                                William J. Mutryn
                              Holland & Knight LLP
                         2099 Pennsylvania Avenue, N.W.
                                    Suite 100
                             Washington, D.C. 20006
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              (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                January 16, 2001
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

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1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         STERLING E. PHILLIPS,  JR. (INDIVIDUALLY) ###-##-####
         -----------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (A)
             -------------------------------------------------------------------
         (B)
             -------------------------------------------------------------------
3.       SEC USE ONLY
                  --------------------------------------------------------------

4.       SOURCE OF FUNDS   PF
                           -----------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                       -----------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION        USA
                                               ---------------------------------

7.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH SOLE VOTING POWER       358,575(1)
                                ------------------------------------------------

8.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
          WITH SHARED VOTING POWER        -0-
                                   ---------------------------------------------

9.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH SOLE DISPOSITIVE POWER      358,575(1)
                                     -------------------------------------------


10.      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH SHARED DISPOSITIVE POWER         -0-
                                        ----------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    358,575(1)
         -----------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES
                ----------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    100%
         -----------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON                    IN
                                  ----------------------------------------------

(1) Includes options immediately exercisable to purchase 291,908 shares of Issuer's Common Stock.

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ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D (the "Statement") relates to shares of common stock, par value $0.02 per share ("Common Stock"), of Hadron, Inc., a New York corporation (the "Issuer"). The address of the Issuer's principal executive office is 5904 Richmond Highway, Suite 300, Alexandria, Virginia 22303.

ITEM 2.  IDENTITY AND BACKGROUND

         The Statement is filed on behalf of Sterling E. Phillips, Jr. Mr. Phillips is Chief Executive Officer and President of the Issuer and a member of the Board of Directors of Issuer. Mr. Phillips' resident address is 9445 Turnberry Drive, Potomac, Maryland 20854. During the past five years, Mr. Phillips has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Phillips is a U.S. citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Phillips acquired 66,667 shares of Common Stock, par value $.02 for $.75 per share, in cash using personal funds and options to purchase 875,725 shares of the Company's Common Stock, par value $.02, of which 291,908 are immediately exercisable.

ITEM 4.  PURPOSE OF TRANSACTION

         Mr. Phillips acquired the 66,667 shares of Common Stock, par value $.02, for $.75 per share and options to purchase 875,725 shares of the Company's Common Stock, 291,908 of which are immediately exercisable, in connection with Mr. Phillips being appointed to the positions of President and Chief Executive Officer of the Issuer. Mr. Phillips has also been elected to serve as a member of the Issuer's Board of Directors.

         Apart from the foregoing, Mr. Phillips has no other plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the

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Issuer's articles of incorporation, constitution, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b) The Issuer's total issued and outstanding capital stock is 6,517,279 shares of Common Stock. Mr. Phillips has acquired 66,667 shares or approximately 1% of the Issuer's issued and outstanding Common Stock. Additionally, in connection with his service as the Issuer's Chief Executive Officer and President, on January 16, 2001, Mr. Phillips was awarded options to purchase 875,725 shares of Common Stock of which 291,908 are immediately exercisable (the "Options"), for a total of approximately 5% of the Issuer's issued and outstanding Common Stock if such Options were exercised.

         Mr. Phillips is deemed to beneficially own 358,575 shares of Common Stock representing approximately 5% of the Issuer's common shares deemed issued and outstanding. This includes 66,667 shares for which Mr. Phillips has full power to vote and to dispose and options that are immediately exercisable to purchase 291,908 shares of Common Stock of the Issuer, for which Mr. Phillips would have full power to vote and to dispose.

         (c) There have been no transactions in the Issuer's Common Stock that were effected during the past sixty days or since the most recent filing of
Schedule 13D (ss.240.13d-191).

         (d) There is no person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock of the Issuer.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The grant of Options to Mr. Phillips will be evidenced by a Non-Qualified Option Agreement by and between the Company and Mr. Phillips dated January 16, 2001 whereby options to purchase 291,908 shares of Common Stock became exercisable on January 16, 2001, options to purchase 291,908 shares of Common Stock shall become exercisable on January 16, 2002 and options to purchase 291,909 shares of Common Stock shall become exercisable on January 16, 2003.

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         Except as described herein, Mr. Phillips is not a party to any contract, arrangement, understanding or relationship with any person, with respect to securities of the Issuer.






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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The Non-Qualified Option Agreement between Mr. Phillips and the Issuer dated January 16, 2001 shall be filed as an Amendment to this Statement upon finalization of such Agreement.













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                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.


                                         ---------------------------------
                                         Mr. Sterling E. Phillips, Jr.


Dated: January 23, 2001







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